EXHIBIT 99.5

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2010 second quarter results
Common share dividend increased by 5% to $1.83 per year
2010 financial guidance increased on improved outlook

  Net earnings applicable to common shares up 70.5% to $590 million

  Bell revenues up 4.5%; operating income up 30.6%; EBITDA(1) up 3.3%

  Bell Wireless operating revenues up 9.6%, service revenues up 10.8%; blended ARPU up 3.3% on wireless data revenue growth of 45%

  Wireless gross activations up 19%; net activations up 120%

  Bell Wireline operating income up 72.8%; Bell Wireline EBITDA up 6% on TV revenue growth of 11.6%, significant operating cost reductions and stabilizing network access line erosion

MONTRÉAL, August 5, 2010 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the second quarter of 2010, and announced a 5% increase in its annual common share dividend and improved financial guidance for 2010.

BCE reported improved financial performance with net earnings applicable to common shares growing by 70.5% to $590 million. In addition, Bell had revenue growth of 4.5%, reflecting strong TV and wireless revenue growth of 11.6% and 9.6%, respectively, and the inclusion of revenues from The Source and Virgin Mobile Canada (Virgin); operating income growth of 30.6%; EBITDA growth of 3.3%; wireless gross subscriber activations of 480,639 and postpaid net activations of 102,754; and TV net activations of 9,775.

These results demonstrate continued progress in the execution of Bell’s 5 Strategic Imperatives – Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

“Bell’s strong operating momentum and financial performance are the direct result of the Bell team’s strong execution of our strategic imperatives. We continue to accelerate our growth businesses in an increasingly competitive marketplace, while continuing to invest in the service programs and broadband networks that support our growth into the future,” said George Cope, President and CEO of BCE and Bell Canada. “At Bell Wireless, our world-leading HSPA+ network and roster of leading smartphones and turbo sticks produced wireless data revenue growth of 45% and net activations that more than doubled year over year. The substantial 6% increase in Bell Wireline EBITDA results from double-digit Bell TV revenue growth, outstanding operating cost reductions and ongoing decreases in NAS landline losses.”

“Bell’s strong financial results to date this year and positive outlook for the remainder of 2010 allow us to continue to return value to shareholders with another common share dividend increase, even as we continue to accelerate investment in broadband network expansion to ensure Bell’s and Canada’s competitiveness going forward,” said Mr. Cope.

BCE today announced that the annual common share dividend will increase by 5% to $1.83 per share. Accordingly, BCE’s Board of Directors has declared a quarterly dividend of $0.4575 per common share payable on October 15, 2010 to shareholders of record at the close of business on September 15, 2010. With this increase, BCE’s annual common share dividend has increased by 25% since the fourth quarter of 2008.

“We continue to maintain a positive outlook for the business which is supported by our strong execution and solid competitive position across all our product lines,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “Our results in the first half of the year, including Q2 Free Cash Flow performance tracking to the high end of 2010 guidance and revenue and Adjusted EPS ahead of plan, support our upward guidance revision announced today.”

“The 5% hike in our common share dividend also announced today – the second such increase this year – is supported by our improved earnings outlook and maintains BCE’s payout ratio conservatively toward the low end of our policy range of 65% to 75% of increased Adjusted EPS guidance for 2010. The dividend increase will also be readily funded from our Free Cash Flow with no material impact on our projected cash balance for year-end 2010 of approximately $500 million,” said Mr. Vanaselja.

Bell’s operating revenues increased by 4.5% this quarter, to $3,792 million, as higher revenues from growth in TV and wireless revenues and the acquisitions of The Source and the remaining 50% of the equity of Virgin not already owned by Bell more than offset declines in local and access, long distance and wireline data revenues.

Bell’s operating income increased by 30.6% to $820 million this quarter due to higher EBITDA, lower restructuring and other costs and lower depreciation and amortization of intangible assets. Bell’s EBITDA grew by 3.3% to $1,498 million this quarter due to higher revenues, disciplined cost management and lower pension expense.

Bell Wireless operating revenues increased by 9.6% this quarter with service revenues increasing by 10.8% and product revenues decreasing by 4.5%. Bell Wireless operating income and EBITDA decreased by 5.6% and 2.4% respectively due to the higher levels of gross activations and customer upgrades. Blended ARPU(2) increased by $1.66 to $52.12 year over year as data revenue growth of 45% more than offset voice ARPU declines due to customer adoption of richer rate plans. Wireless data revenues represented approximately 22% of service revenues this quarter compared to approximately 17% of service revenues for the same period last year. Gross activations of 480,639 and postpaid net activations of 102,754 were 19.0% and 60.1% higher than last year respectively.

The Bell Wireline segment had NAS losses of 129,147 this quarter, an improvement of 2.6% compared to last year. TV subscribers increased by 9,775 this quarter compared to an increase of 20,018 in the same period last year. High-speed Internet net subscribers decreased by 3,899 this quarter compared to an increase of 1,991 last year.

Bell Wireline operating revenues increased by 2.2% as TV and equipment and other revenue growth more than offset declines in local and access, long distance and data revenues. Equipment and other revenues increased by 84.0% this quarter as a result of the acquisition of The Source. Bell Wireline operating income increased by 72.8% as a result of higher EBITDA, lower restructuring and other costs and lower depreciation and amortization of intangible assets. Bell Wireline EBITDA increased by 6.0% due to higher revenues, cost reductions and lower pension expense.

Bell invested $538 million of capital this quarter, or 20.8% less than the same period last year. Capital expenditures were higher in 2009 due to the build-out of our new HSPA+ network. Capital expenditures this quarter supported Bell’s strategic imperatives, including broadband fibre deployment and customer service improvement initiatives.

BCE’s cash flows from operating activities decreased by 5.8% this quarter to $1,388 million due to higher pension contributions and a decrease in working capital partly offset by lower restructuring and other and interest payments. Free cash flow(3) was $566 million this quarter, an increase of 8.8% compared to the same period last year, due to a decrease in capital expenditures partly offset by a decrease in cash flows from operating activities.

BCE’s net earnings applicable to common shares this quarter were $590 million, or $0.78 per share, compared to $346 million, or $0.45 per share, for the same period last year. Earnings growth this quarter reflects lower restructuring and other costs.

BCE’s Adjusted EPS(4) was $0.77 this quarter, an increase of 32.8% compared to last year as a result of higher EBITDA, lower income tax expense and the impact of fewer outstanding BCE common shares as a result of share purchases made under the 2010 normal course issuer bid (NCIB) program.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2010	Q2 2009	% change
Bell (i)
Operating Revenues	3,792	3,628	4.5%
EBITDA	1,498	1,450	3.3%
Operating Income	820	628	30.6%
BCE
Operating Revenues	4,438	4,297	3.3%
EBITDA	1,828	1,791	2.1%
Operating Income	1,005	824	22.0%
Net Earnings Applicable to Common Shares	590	346	70.5%
EPS	0.78	0.45	73.3%
Adjusted EPS	0.77	0.58	32.8%
Cash Flows from Operating Activities	1,388	1,474	(5.8%)
Free Cash Flow	566	520	8.8%
(i)	Bell includes the Bell Wireless and Bell Wireline segments.

BCE’s operating revenues increased by 3.3% to $4,438 million this quarter as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s operating income increased by 22.0% to $1,005 million this quarter as higher operating income at Bell was partly offset by lower operating income at Bell Aliant. BCE’s EBITDA increased by 2.1% to $1,828 million this quarter as EBITDA growth at Bell was partly offset by lower EBITDA at Bell Aliant.

Bell Wireless Segment
With continued momentum from the launch of its new HSPA+ network, Bell Wireless delivered strong gross activations and postpaid net activations.

  Total Bell Wireless operating revenues increased by 9.6% to $1,210 million this quarter. Service revenues increased by 10.8% to $1,114 million due to subscriber growth, the acquisition of the remaining 50% of Virgin and wireless data revenue growth of 45%. Wireless data revenues represented approximately 22% of service revenues this quarter compared to approximately 17% of service revenues for the same period last year. Product revenues decreased by 4.5% to $84 million due to competitive pricing on handsets.

  The acquisition of the remaining 50% of Virgin was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics have been reported on a pro forma basis to reflect 100% of Virgin’s results.

  On a pro forma basis, blended ARPU increased by $1.66 to $52.12. Postpaid ARPU increased by $1.18 to $63.66 due to growth in data usage partly offset by increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices. Prepaid ARPU increased by $1.09 to $18.35 due to the growth of Virgin’s higher-ARPU subscriber base.

  Bell Wireless operating income decreased by 5.6% to $319 million this quarter as a result of lower EBITDA and higher depreciation and amortization of intangible assets. Bell Wireless EBITDA decreased by 2.4% to $457 million this quarter due to higher subscriber acquisition costs associated with higher gross activations and an increase in customer upgrades.

  EBITDA margins on wireless service revenues decreased to 41.0% this quarter from 46.6% last year.

  Total gross activations were 480,639 this quarter, or 19.0% higher than last year. Total net activations were 98,459 this quarter, or more than double the 44,716 net activations achieved last year. Postpaid net activations were 102,754 this quarter, or 60.1% higher than last year. The prepaid client base declined by 4,295 this quarter compared to a decline of 19,465 last year due to higher prepaid gross activations.

  The Bell Wireless client base reached 6,987,386 at the end of the quarter, an increase of 6.3% compared to last year.

  On a pro forma basis, postpaid churn remained stable at 1.3% compared to last year while prepaid churn increased slightly to 3.4% from 3.3%. Blended churn remained stable at 1.8%.

  On a pro forma basis, cost of acquisition increased by 12.3% this quarter, to $374 per gross activation, due to higher handset subsidies.

Bell Wireline Segment
The Bell Wireline segment delivered revenue and EBITDA growth as well as solid gains in TV thanks to Bell TV’s ongoing leadership in High Definition.

  Bell Wireline operating revenues increased by 2.2% to $2,632 million this quarter as product revenue growth from the acquisition of The Source and TV revenue growth were partly offset by decreases in local and access, long distance and data revenues.

  Bell Wireline operating income increased by 72.8% to $501 million this quarter as a result of higher EBITDA, lower restructuring and other costs and lower depreciation and amortization of intangible assets.

  Bell Wireline EBITDA increased by 6.0% this quarter, to $1,041 million, due to higher revenues, cost reductions and lower pension expense. Wireline direct operating costs, excluding acquisitions, were down approximately $92 million year over year.

  Local and access revenues declined by 4.8% to $758 million this quarter due to ongoing residential and business NAS erosion.

  Total NAS declined by 129,147 this quarter compared to a decline of 132,595 last year. Business NAS declined by 32,155 this quarter compared to a decline of 31,216 last year. Residential NAS declined by 96,992 compared to a decline of 101,379 last year as retail residential NAS losses improved for the eleventh consecutive quarter. On a year-over-year basis, total NAS declined by 6.2%.

  Long distance revenues declined by 14.0% to $233 million this quarter due mainly to ongoing residential and business NAS erosion, pricing pressures in the business market, and the increased adoption of unlimited or large block of time plans by residential customers.

  Data revenues declined by 1.1% to $909 million this quarter as lower legacy data service revenues were partly offset by growth in IP and broadband connectivity service revenues and residential Internet revenues.

  High-speed Internet subscribers decreased by 3,899 this quarter compared to an increase of 1,991 in the same period last year. At the end of the quarter, Bell had 2,063,559 high-speed Internet subscribers.

  TV revenues were $434 million this quarter, or 11.6% higher than last year reflecting subscriber growth, price increases and higher set-top box rental revenues.

  Total TV subscribers increased by 9,775 this quarter compared to an increase of 20,018 in the same period last year as a result of higher churn partly offset by higher wholesale activations. At the end of the quarter, there were 1,978,541 TV subscribers, or 5.0% more than at the end of Q2 2009.

  TV subscriber churn increased to 1.3% from 1.1% last year.

  Equipment and other revenues increased by 84.0% to $219 million this quarter due to the impact of The Source acquisition.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $753 million this quarter, or by 4.1%, due to lower local and access, long distance, and equipment and other revenues. Bell Aliant’s operating income decreased by 5.6%, to $185 million due to lower revenues partly offset by reductions in operating expenses.

Normal Course Issuer Bid
As of August 4, 2010, BCE has repurchased 11.2 million common shares under its 2010 NCIB program at a total cost of $329 million. The common shares repurchased to date include the 2.66 million common shares that BCE announced on July 20, 2010 it would purchase pursuant to a private agreement with an arm’s-length third-party seller.

Improved outlook
Based on the strength of year-to-date results and the latest expectations for the balance of the year, BCE increased its financial guidance for 2010 for revenues and Adjusted EPS and maintained its guidance for EBITDA and capital intensity. In addition, BCE has indicated that it now expects its 2010 free cash flow at the high end of its original guidance range. BCE’s original guidance for 2010, issued on February 4, 2010, and its updated guidance are as follows:

2010 Guidance	Issued February 4, 2010	Updated August 5, 2010
Bell (i)
Revenue Growth	1% - 2%	2% - 3%
EBITDA Growth (ii)	2% - 4%	2% - 4%
Capital Intensity	<16%	<16%
BCE
Adjusted EPS	$2.65 - $2.75	$2.75 - $2.80
Adjusted EPS Growth	6% - 10%	10% - 12%
Free Cash Flow (iii)	$2,000 M - $2,200 M	High end
(i)	Bell’s 2010 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)

The most comparable Canadian GAAP financial measure is operating income. For 2010, Bell expects EBITDA growth of 2% to 4%. This range reflects expected Bell operating income of approximately $2,900 million to $3,100 million.

(iii)

The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2010, BCE expects to generate free cash flow at the high end of the $2,000 million to $2,200 million range. This amount reflects expected BCE cash flows from operating activities at the high end of the $5,400 million to $5,600 million range.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its second quarter results on Thursday, August 5 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-2216 or toll-free 1-866-226-1792 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 1040152#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2010/20100805/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-

recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

($ millions)
BCE	Q2 2010	Q2 2009
Operating income	1,005	824
Depreciation and amortization of intangible assets	815	821
Restructuring and other	8	146
EBITDA	1,828	1,791

BELL	Q2 2010	Q2 2009
Operating income	820	628
Depreciation and amortization of intangible assets	674	680
Restructuring and other	4	142
EBITDA	1,498	1,450

BELL WIRELINE	Q2 2010	Q2 2009
Operating income	501	290
Depreciation and amortization of intangible assets	537	553
Restructuring and other	3	139
EBITDA	1,041	982

BELL WIRELESS	Q2 2010	Q2 2009
Operating income	319	338
Depreciation and amortization of intangible assets	137	127
Restructuring and other	1	3
EBITDA	457	468

(2)

The acquisition of the remaining 50% of the equity of Virgin not already owned by Bell was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn, and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics reflected our previous 50% ownership but have been reported on a pro forma basis to reflect 100% of Virgin’s results.

(3)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q2 2010	Q2 2009
Cash flows from operating activities	1,388	1,474
Bell Aliant distributions to BCE	72	73
Capital expenditures	(663)	(800)
Other investing activities	(31)	(27)
Dividends paid on preferred shares	(27)	(27)
Cash distributions paid by subsidiaries to non-controlling interest	(93)	(92)
Bell Aliant free cash flow	(80)	(81)
Free cash flow	566	520

(4)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

($ millions except per share amounts)

	Q2 2010		Q2 2009
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	590	0.78	346	0.45
Restructuring and other	(1)	(0.00)	98	0.13
Net (gains) losses on investments	(8)	(0.01)	3	0.00
Adjusted net earnings	581	0.77	447	0.58

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2010 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), BCE’s dividend policy, BCE’s projected cash balance at December 31, 2010, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at August 5, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 5, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2010 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2010 contained in this news release, including, but not limited to: (i) growth in Canadian GDP in 2010 based on the estimates of the six major banks in Canada, (ii) consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010, (iii) revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to landline substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution, (iv) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (v) wireless industry penetration growth in 2010 similar to 2009, and (vi) TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.

Operational Assumptions
Our forward-looking statements for 2010 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential NAS line losses steady year over year, (ii) the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans, to continue to moderate demand for communications services and induce firms to migrate from legacy services to new technologies that provide cost effective solutions to their needs, (iii) the November 2009 launch of our new HSPA/HSPA+ network to drive increased smartphone penetration and enhance the opportunity for incremental growth in data usage and increased roaming revenues, (iv) higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues, (v) new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market, (vi) our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base, (vii) Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device lineup and from faster data speeds that are allowing clients to optimize the use of Bell’s services, (viii) significant increase in our points of sale, (ix) diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smart-phone customer penetration, (x) wireless EBITDA margin pressure from new entrant competition and increased subscriber acquisition and retention costs, (xi) wireless ARPU pressure from new entrant competition, (xii) expense savings, contributing to the maintenance of stable EBITDA margins, to be achieved from renegotiating contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network, and (xiii) improved wireline revenues due to revenues from the acquisition of The Source, continued strong growth in Bell’s TV business, and a continued focus on pricing discipline.

Financial Assumptions
Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010 concerning Bell (excluding Bell Aliant) including, but not limited to: (i) Bell’s cash taxes to be approximately $120 million, (ii) Bell’s total net benefit plans cost (pension expense), which is based on a discount rate of 6.4% and a 2009 return on pension plan assets of 15%, to be approximately $130 million, (iii) Bell’s retirement benefit plans funding to be approximately $500 million, (iv) Bell’s capital intensity to be less than or equal to 16%, and (v) Bell to continue to invest in fibre deployment to expand its wireline broadband footprint to approximately 3.6 million households by the end of 2010.

Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010, including, but not limited to: (i) restructuring and other charges in the range of $75 million to $125 million, (ii) depreciation and amortization expense slightly lower than 2009, (iii) an effective tax rate of approximately 20% or slightly below, and a statutory tax rate of approximately 30.6%, (iv) EPS to be positively impacted by the planned repurchase of up to $500 million of common shares under BCE’s normal course issuer bid announced in December 2009, and (v) the permanent repayment of long-term debt maturing in 2010.

The foregoing assumptions, although considered reasonable by BCE on August 5, 2010, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements, including our 2010 financial guidance and our dividend policy, are listed below. Our ability to meet our 2010 financial guidance and pay dividends in accordance with our dividend policy essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2009 Annual MD&A dated March 11, 2010 (included in the BCE 2009 Annual Report), BCE’s 2010 First Quarter MD&A dated May 5, 2010 and BCE’s 2010 Second Quarter MD&A dated August 4, 2010, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

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Bell Media Relations
(514) 391-2007
julie.smithers@bell.ca

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Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca